EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended April 30,
	2012	2011
Income before income taxes	$18,191	$7,182
Fixed charges	7,144	10,676
Capitalized interest	(20)	(12)

Total earnings	$25,315	$17,846

Interest expense (including capitalized interest)	$3,759	$6,810
Amortized premiums and expenses	584	747
Estimated interest within rent expense	2,801	3,119

Total fixed charges	$7,144	$10,676

Ratio of earnings to fixed charges	3.54	1.67